Filed by Pacifico Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Caravelle International Group

Commission File No.: 001-40801

First carbon-neutral ocean technology company Caravelle to list on Nasdaq via SPAC

SHANGHAI, March 1, 2022 /PRNewswire/ -- Caravelle, a global carbon-neutral ocean-going technology company, has signed a letter of intent with Pacifico Acquisition Corp. (NASDAQ:PAFO) on December 31, 2021, EST. Caravelle will be expected to be listed on NASDAQ. At the same time, a number of private equity funds participated in PIPE.

Clearly, Caravelle is becoming the first Nasdaq stock on the high seas economic track for carbon neutral oceans.

Caravelle is a global ocean transportation technology company, and its Co-Tech solution (Carbon-neutral Ocean transportation technology) actively utilize huge idle time and space in ocean transportation. The waste heat of the tail gas in the marine shipping is recycled, and the wood drying is completed during the marine transportation, and the net zero emission of the value chain is completely realized, the reducing carbon form a large amount of carbon sinks that can be traded. It is estimated that by 2024 and 2028, the cumulative carbon dioxide emissions saved will reach 5.2 million tons and 57 million tons respectively, and realize the symbiosis of economic effect and social value.

Caravelle owns world's leading resource on the supply side, it has strategic cooperation with world-class leading enterprises in the industry to fully guarantee the closed loop of the industrial chain. Caravelle currently operates routes to Indonesia and Africa, and has complete the DNV technical certification in Q1 of 2022. It marks that the technical patent system and innovation of Caravelle layout have obtained the most authoritative certification in the world. The business has a strong moat and is about to enter a period of large-scale outbreak.

Caravlle's core management team has a diverse industry, capital, operation and technical background. The founder and CEO, Mr. Zhang Guohua, has more than 20 years of experience in the entire industry chain of the wood industry. He participated in the Paris Agreement meeting and has unique insights into the carbon neutral development of the wood industry. Chief Strategy Officer Mr. Wang Sai has a rich background in strategy consulting and has served many Fortune 500 companies and emerging companies. Ms. Lisa, Chief Operating Officer, has more than ten years of experience in corporate operations and strategic management. Mr. Zhang Dong, Chief Shipping Officer and CEO of Deyuan Shipping Company, has extensive experience in route operation and ocean shipping service management. Tracy Xia, CMO & CHO has worked for global consulting firms Marsh & McLennan (MMC) and Willis Towers Watson (WTW), has more than ten years experience in organization and talent management consulting, and was the co-founder of the Internet platform Ktalks. Javier, senior vice president of Saint-Gobain Group and global director of Saint-Gobain, has been appointed as an independent director of Caravelle.

Pacifico Acquisition Corp. completed its US$50 million IPO on September 13, 2021, EST and exercised a 15% over-allotment right.

For more information, please visit the official website www.caravelleglobal.com

Important Information and Where to Find It

This press release refers to a proposed transaction between Pacifico Acquisition Corp. ("Pacifico") and Caravelle International Group (“Caravelle”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, if a merger agreement is signed, Pacifico and Caravelle will file relevant materials with the SEC, including a registration statement on Form F-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. If a merger agreement is signed, the definitive proxy statement/prospectus will be sent to all Pacifico stockholders. Pacifico also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Pacifico are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Pacifico through the website maintained by the SEC at www.sec.gov or by mailing to Pacifico at 521 Fifth Avenue 17th Floor, New York, NY 10175.

Participants in the Solicitation

Pacifico and Caravelle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Pacifico' stockholders in connection with the proposed transaction. Information about Pacifico' directors and executive officers and their ownership of Pacifico' securities is set forth in Pacifico' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Pacifico and Caravelle do not undertake any obligation to update any forward-looking statements, except as required by law.